                                                                LARRY A. CERUTTI
                                                     Direct Dial: (714) 641-3450
                                                      E-mail: lcerutti@rutan.com



                                December 19, 2008


VIA FACSIMILE AND U.S. MAIL
---------------------------

Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

         Re:   I/OMagic Corporation
               Form 8-K filed on November 21, 2008
               Form 8-K/A filed on December 5, 2008
               Form 8-K/A filed on December 10, 2008
               File No. 000-27267
               -------------------------------------

Dear Mr. Krikorian:

         This letter responds to the comments of your letter dated December 12, 2008 relating to I/OMagic Corporation (the "Company"), a copy of which letter is enclosed for your convenience. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of December 12, 2008.

Form 8-K filed on November 21, 2008
-----------------------------------

         1. Enclosed herewith are the Company's Tandy representations in a separate letter signed by the Company.

         2. After consultation with its independent registered public accounting firm, the Company estimates that the re-audit of the Company's financial statements for the years ended December 31, 2006 and 2007 will be completed by the third week of February 2009. The Company believes that it will therefore be able to re-file its financial statements for those periods as well as for the periods ended March 31, 2007, June 30, 2007, September 30, 2007 and March 31, 2008 by the end of February 2009 or the first week of March 2009.

Form 8-K/A filed on December 10, 2008
-------------------------------------

         3. The Company's former independent registered public accounting firm has advised the Company that it will address, on or about Monday, December 22, 2008, the deficiency in its previous letter filed with the Company's Form 8-K filed on December 10, 2008. The Company will thereafter amend its Form 8-K filing to include the corrected letter from its former independent registered public accounting firm.

Stephen Krikorian
December 19, 2008
Page 2



         4. The Company's officers have not, at this time, reconsidered the effectiveness of the Company's disclosure controls and procedures or internal control over financial reporting for the periods impacted by the amendments the Company intends to file. However, in connection with the filing of such amendments, the Company's officers intend to reevaluate the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting, as applicable, for the periods covered by such amendments and disclose their conclusions in the amended reports as to the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting, as applicable.

         We trust that the foregoing is responsive to your comments in your letter of comments dated December 12, 2008. If you have any questions, please call me at (714) 641-3450 or my partner John T. Bradley, Esq. at (714) 662-4659.

                                                     Sincerely yours,

                                                     RUTAN & TUCKER, LLP

                                                     /s/ Larry A. Cerutti

                                                     Larry A. Cerutti

Enclosures
cc:      Mr. Jason Niethamer (w/ encl.)
         Mr. Tony Shahbaz (w encl.)
         John T. Bradley, Esq. (w/o encl.)

                              I/OMAGIC CORPORATION
                                    4 MARCONI
                            IRVINE, CALIFORNIA 92618

                                December 16, 2008

VIA FACSIMILE AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

         Re:      I/OMagic Corporation

Ladies and Gentlemen:

         Reference is hereby made to your letters dated December 2, 2008 and December 12, 2008 relating to I/OMagic Corporation (the "Company"). The Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       I/OMAGIC CORPORATION


                                       By: /s/ TONY SHAHBAZ
                                           -------------------------------------
                                           Tony Shahbaz, Chief Executive Officer